MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)
for the three and nine-month periods ended September 30, 2012

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.
This quarter means the third quarter of 2012. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of October 25, 2012. You should also read our audited consolidated financial statements for the year ended December 31, 2011 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2012 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our annual information form, on SEDAR at www.sedar.com.

Except for those related to our acquisition of European Goldfields Limited (EGU), there have been no changes to the following since we published our 2011 MD&A: critical accounting estimates, financial related risks and other risks and uncertainties. There has also been no material change in the legal status of our worldwide projects and operations since that time.

What’s inside

About Eldorado	1

Third Quarter Summary Results	1

Review of Financial Results	2

Quarterly updates
Operations	4
Development projects	8
Exploration	9

Quarterly results	12

Non-IFRS measures	12

Operating cash flow, financial condition and liquidity
Capital expenditures, Liquidity and capital resources	13
Contractual obligations, Debt, Dividends, Equity	14

Other information
Initial adoption of accounting policy	16
New accounting developments	16
Internal controls over financial reporting	16
Qualified person	17
Forward-looking information and risks	17

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

Operating gold mines:
•	Kisladag, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)
•	Efemcukuru, in Turkey (100%)

Development gold projects:
•	Eastern Dragon, in China (95%)
•	Tocantinzinho, in Brazil (100%)
•	Perama Hill, in Greece (100%)
•	Olympias, in Greece (95%)
•	Skouries, in Greece (95%)
•	Certej, in Romania (80%)

Other mines:
•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:
•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Third quarter summary results

•	Profit attributable to shareholders of the Company (net income) for the quarter was $75.8 million or $0.11 per share compared to $102.5 million or $0.19 per share for the same quarter in 2011.

•	Gold revenues were 15% lower than the same quarter in 2011 due to lower sales volumes and gold prices.

•	Gross profit from gold mining operations before taxes was $146.9 million for the quarter, 24% lower than the third quarter of 2011.

•	The Company generated $110.8 million in cash from operating activities before changes in non-cash working capital – a decrease of 31% over the same quarter in 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

Review of Financial Results
Summarized Financial Results	3 months ended September 30,		9 months ended September 30,
	2012	2011	2012	2011
Revenues (millions)	$281.8	$327.4	$797.6	$799.1
Gold sold (ounces)	154,841	179,513	438,421	490,207
Average realized gold price ($/ounce)	$1,670	$1,700	$1,665	$1,546
Cash operating costs ($/ounce sold) (1)	$493	$397	$475	$401
Total cash cost ($ per ounce sold) (1)	$567	$463	$549	$467
Gross profit from gold mining operations(1) (millions)	$146.9	$193.2	$416.3	$438.5
Net Income (millions)	$75.8	$102.5	$190.3	$229.8
Earnings per share attributable to shareholders of the Company – Basic ($/share)	$0.11	$0.19	$0.28	$0.42
Earnings per share attributable to shareholders of the Company – Diluted ($/share)	$0.11	$0.19	$0.28	$0.42
Dividends paid (Cdn$/share)	$0.06	$0.06	$0.15	$0.11
Cash flow from operating activities before changes in non-cash working capital(1) (millions)	$110.8	$159.7	$295.7	$367.1

(1)
The Company has included non-IFRS performance measures such as cash operating costs, total cash costs, gross profit from gold mining operations and cash flow from operations before changes in non-cash working capital throughout this document. These are non-IFRS measures. Please see page 12 for discussion of non-IFRS measures.

Net income for the quarter was $75.8 million (or $0.11 per share), compared with $102.5 million (or $0.19 per share) in the third quarter of 2011, a decrease of 26%. The decrease in net income year over year was due to lower gross profit from gold mining operations ($46.3 million or 24% lower), as well as higher general and administrative expense ($6.3 million higher), and exploration expense ($4.2 million higher). Revenues from gold sales for the quarter of $258.5 million were down $46.7 million or 15%, from the third quarter of 2011 due to lower sales volumes and prices. The Company sold 154,841 ounces in the third quarter of 2012 as compared with 179,513 ounces in the third quarter of 2011. The table below details the sales volumes by mine as compared to the previous year.

Sales volumes by mine	3 months ended September 30,		9 months ended September 30,
	2012	2011	2012	2011
Gold ounces sold	154,841	179,513	438,421	490,207
- Kisladag	83,750	87,121	210,905	204,345
- Tanjianshan	28,944	26,935	84,932	87,405
- Jinfeng	25,805	44,187	86,663	139,086
- White Mountain	16,342	21,270	55,921	59,371
Average price per oz.	$1,670	$1,700	$1,665	$1,546
Gold revenue (millions)	$258.5	$305.2	$729.9	$757.6

Revenues from iron ore sales at Vila Nova during the quarter were $7.3 million compared to $20.9 million for the third quarter of 2011. A total of 123,180 dry metric tonnes were sold at an average price of $59 per dry metric tonne as compared to 170,781 dry metric tonnes at an average price of $122 per dry metric tonne for the third quarter of 2011. Revenues from concentrate sales at Stratoni totalled $14.5 million. The Company also recorded $1.5 million in by-product silver sales at its gold mines.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

Production costs
Production costs per ounce sold at our gold mining operations increased 23% over the third quarter of 2011, mainly as a result of higher unit production costs from our Chinese mines. The increase in unit costs at our Chinese mines was driven by the impact of lower grade mill feed on ounces produced. At Jinfeng, ore was added to mill feed from low grade ore stockpiles to augment lower ore production from the open pit. Production costs at Stratoni were $11.3 million and at Vila Nova were $7.0 million. Stratoni was acquired in 2012 as part of the acquisition of European Goldfields Ltd. Unit production costs at Vila Nova decreased 13% from the third quarter of 2011 due to lower waste stripping activity.

Depreciation and amortization expense
DD&A expense from gold mining operations was $26.1 million this quarter or $3.9 million lower than in the third quarter of 2011, mainly as a result of lower sales from Jinfeng and White Mountain.

Other expenses ($millions)	3 months ended September 30,		9 months ended September 30,
	2012	2011	2012	2011
General and administrative	17.5	11.2	53.3	45.8
Exploration	11.1	6.9	29.9	15.4
Income tax	34.4	63.1	99.0	120.5
Transaction costs	0.6	-	20.0	-
Non-controlling interests	2.5	8.3	11.4	21.4

General and administrative expenses
General and administrative expenses increased $6.3 million from the third quarter of 2011 mainly as a result of additional costs of our Athens office as a result of the acquisition of European Goldfields.

Exploration expenses
Exploration expenses during the third quarter increased $4.2 million year-over-year reflecting the increased scope of the Company’s exploration program as a result of the acquisition of European Goldfields.

Income tax expense
The effective tax rate for the third quarter of 2012 was 31% as compared with 36% in 2011. Foreign exchange fluctuations increased the effective tax rate in 2011 over the expected rate of 28% while withholding taxes on dividends from subsidiaries increased the effective tax rate in 2012.

Non-controlling interests
Non-controlling interests in the third quarter fell significantly from the third quarter of 2011 due to lower profits from Jinfeng and White Mountain as a result of decreased sales volumes.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

Operations update

Summarized Operating Results	3 months ended September 30,		9 months ended September 30,
	2012	2011	2012	2011
Gross profit – gold mining operations (millions)	$146.9	$193.2	$416.3	$438.5
Ounces produced – including Efemcukuru pre-commercial production	169,565	179,195	465,794	490,201
Cash operating costs ($ per ounce sold)	$493	$397	$475	$401
Total cash cost ($ per ounce sold)	$567	$463	$549	$467
Kisladag
Gross profit – gold mining operations (millions)	$104.8	$109.7	$261.3	$226.1
Ounces produced	84,016	86,788	211,298	204,309
Cash operating costs ($ per ounce sold)	$334	$377	$335	$383
Total cash cost ($ per ounce sold)	$363	$401	$365	$406
Tanjianshan
Gross profit – gold mining operations (millions)	$24.5	$25.0	$45.1	$63.3
Ounces produced	28,944	26,935	84,932	87,405
Cash operating costs ($ per ounce sold)	$396	$353	$411	$365
Total cash cost ($ per ounce sold)	$593	$541	$606	$552
Jinfeng
Gross profit – gold mining operations (millions)	$8.9	$40.0	$39.2	$106.7
Ounces produced	25,821	44,202	86,686	139,116
Cash operating costs ($ per ounce sold)	$946	$424	$775	$418
Total cash cost ($ per ounce sold)	$1,044	$509	$855	$483
White Mountain
Gross profit – gold mining operations (millions)	$8.7	$18.5	$28.5	$42.4
Ounces produced	16,342	21,270	55,921	59,371
Cash operating costs ($ per ounce sold)	$766	$475	$634	$475
Total cash cost ($ per ounce sold)	$813	$519	$679	$517
Efemcukuru1
Ounces produced – pre-commercial production	14,442	-	26,957	-

1
Gold concentrate produced at Efemcukuru prior to the date of commercial production (December 1, 2011) has been treated as pre-commercial production. At September 30, 2012, all of this concentrate had been processed.by the Kisladag Concentrate Treatment Plant. All costs and revenues associated with the production and sale of this concentrate are considered part of the capital expenditures of the project.  Approximately 44,600 contained ounces in gold concentrate remain at the Kisladag site and 6,500 contained ounces in gold concentrate are in storage at the Efemcukuru site.

Gross profit from gold mining operations this quarter decreased $46.3 million, or 24% over the third quarter of 2011 due to a $31.1 million decrease in earnings from Jinfeng as well as a $9.8 million decrease in earnings from White Mountain. Jinfeng production fell 18,381 ounces as a result of delays in resuming full mining operations from the open pit, and the impact of lower grade stockpiled ore fed to production. White Mountain earnings and production were impacted by lower grade ore.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

Kisladag

Operating Data	3 months ended September 30,		9 months ended September 30,
	2012	2011	2012	2011
Tonnes placed on pad	3,245,700	3,520,220	9,645,766	9,055,906
Average treated head grade - grams per tonne (g/t)	1.05	0.90	1.16	0.94
Gold (ounces)
- Produced	84,016	86,788	211,298	204,309
- Sold	83,750	87,121	210,905	204,345
Cash operating costs (per ounce sold)	$334	$377	$335	$383
Total cash costs (per ounce sold)	$363	$401	$365	$406
Financial Data (millions)
Gold revenues	$139.8	$148.7	$350.1	$319.8
Depreciation and depletion	$3.4	$3.1	$8.7	$8.0
Gross profit – gold mining operations	$104.8	$109.7	$261.3	$226.1
Capital expenditure on mining interests	$26.3	$8.0	$77.6	$32.0

Gold production at Kisladag for the quarter was slightly lower year over year mainly due to the stacking and leaching schedule. Daily production rates increased during the quarter and we expect to see an increase in production during the fourth quarter. Lower cash costs during the quarter were largely a result of higher grade material being placed on the leach pad during the year. Capital spending during the quarter included construction activities associated with the Phase IV expansion and capitalized waste stripping.

Tanjianshan

Operating Data	3 months ended September 30,		9 months ended September 30,
	2012	2011	2012	2011
Tonnes Milled	283,654	218,330	791,904	721,098
Average Treated Head Grade – g/t	3.55	4.25	3.75	4.12
Average Recovery Rate	83.0%	82.5%	82.8%	82.3%
Gold (ounces)
- Produced	28,944	26,935	84,932	87,405
- Sold	28,944	26,935	84,932	87,405
Cash operating costs (per ounce sold)	$396	$353	$411	$365
Total cash costs (per ounce sold)	$593	$541	$606	$552
Financial Data (millions)
Gold revenues	$48.5	$46.3	$142.1	$134.6
Depreciation and depletion	$6.6	$6.5	$20.2	$22.1
Gross profit – gold mining operations	$24.5	$25.0	$69.6	$63.3
Capital expenditure on mining interests	$8.2	$1.9	$15.1	$4.9

Gold production at Tanjianshan during the third quarter of 2012 was higher than the same quarter of 2011 as a result of increased mill throughput and slightly higher recovery rates, which offset the lower mill head grades. The increase in cash costs during the quarter was mainly due to the lower head grade. The major components of capital spending during the quarter were tailings dam construction and capitalized exploration.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

Jinfeng

Operating Data	3 months ended September 30,		9 months ended September 30,
	2012	2011	2012	2011
Tonnes Milled	356,575	379,352	10,62,891	1,161,739
Average Treated Head Grade – g/t	2.43	4.26	2.77	4.21
Average Recovery Rate	83.4%	88.6%	84.8%	87.7%
Gold (ounces)
- Produced	25,821	44,202	86,686	139,116
- Sold	25,805	44,187	86,663	139,086
Cash operating costs (per ounce sold)	$946	$424	$775	$418
Total cash costs (per ounce sold)	$1,044	$509	$855	$483
Financial Data (millions)
Gold revenues	$42.9	$74.4	$144.8	$212.2
Depreciation and depletion	$7.0	$11.9	$22.5	$38.4
Gross profit – gold mining operations	$8.9	$40.0	$48.1	$106.7
Capital expenditure on mining interests	$21.5	$9.2	$36.4	$19.3

Gold production at Jinfeng in the third quarter 2012 was lower than the same quarter of 2011 due to lower head grades and mill throughput. The open pit is currently in a waste stripping phase and lower grade stockpile material is being treated to make up for the lack of open pit ore. Cash costs were considerably higher due to the lower grade and mill throughput, as well as lower metallurgical recovery. The lower recovery was a result of the lower head grades. The major components of capital spending were underground mine development and waste stripping.

White Mountain

Operating Data	3 months ended September 30,		9 months ended September 30,
	2012	2011	2012	2011
Tonnes Milled	210,114	191,157	556,266	523,926
Average Treated Head Grade – g/t	3.14	4.15	3.67	4.40
Average Recovery Rate	83.1%	81.9%	85.4%	81.4%
Gold (ounces)
- Produced	16,342	21,270	55,921	59,371
- Sold	16,342	21,270	55,921	59,371
Cash operating costs (per ounce sold)	$766	$475	$634	$475
Total cash costs (per ounce sold)	$813	$519	$679	$517
Financial Data (millions)
Gold revenues	$27.4	$35.8	$93.0	$91.0
Depreciation and depletion	$5.3	$6.2	$17.6	$17.8
Gross profit – gold mining operations	$8.7	$18.5	$37.3	$42.4
Capital expenditure on mining interests	$8.4	$6.7	$20.3	$11.8

Gold production at White Mountain in the third quarter of 2012 was lower than in the same period of 2011. This decrease was largely due to lower grades being mined and processed during the quarter, which also negatively affected the cash costs. Capital spending this quarter was mostly for underground development and expansion of the tailings dam.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

Efemcukuru

Operating Data	3 months ended September 30,		9 months ended September 30,
	2012	2011	2012	2011
Tonnes Milled	93,779	-	259,556	-
Average Treated Head Grade - g/t	9.31	-	9.38	-
Average Recovery Rate (to Concentrate)	93.3%	-	92.9%	-
Gold (ounces)
- Produced – pre commercial production	14,442	-	26,957	-
- Sold – pre commercial production	10,524	-	22,905	-
Average Realized Gold Price
Cash operating costs (per ounce sold)	-	-	-	-
Total cash costs (per ounce sold)	-	-	-	-
Financial Data (millions)
Gold revenues	-	-	-	-
Depreciation and depletion	-	-	-	-
Gross profit – gold mining operations	-	-	-	-
Capital expenditure on mining interests	$25.0	$31.6	$54.5	$75.2

During the quarter Efemcukuru recovered approximately 27,005 ounces of gold in concentrate, as the mine and mill operated at expected levels. The paste fill system was commissioned during the quarter and the underground crushing system was completed and is now operational.

During the quarter 14,442 ounces were poured as pre-commercial production during the commissioning and testing of the Kisladag concentrate treatment plant. In September, the concentrate treatment plant was not being operated pending modifications to the circuit.  We plan to sell the existing concentrate and future concentrate production to a third party until the modifications are completed. At the end of the quarter there were approximately 51,000 ounces of gold contained in concentrate.

Capital spending this quarter was mostly for underground development and underground infrastructure as well as completion and testing of the Kisladag concentrate treatment facility.

Vila Nova

Operating Data	3 months ended September 30,		9 months ended September 30,
	2012	2011	2012	2011
Tonnes Processed	161,859	148,220	528,024	438,315
Iron Ore Produced	139,553	127,721	456,419	379,738
Average Grade (% Fe)	63.5%	63.5%	63.5%	64.1%
Iron Ore Tonnes
- Sold	123,180	170,781	383,785	299,620
Average Realized Iron Ore Price	$59	$122	$77	$127
Cash Costs (per tonne produced)	$56	$64	$61	$60
Financial Data (millions)
Revenues	$7.3	$20.9	$29.4	$37.9
Depreciation and depletion	$1.1	$1.5	$3.2	$2.8
Gross profit (loss) from mining operations	$(0.8)	$8.6	$2.8	$20.7
Capital expenditure on mining interests	$0.4	$0.5	$0.7	$0.9

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

Iron ore production in the third quarter of 2012 increased at Vila Nova compared to the same quarter of 2011, mainly as a result of improved efficiencies in both the mine and treatment plant. Three shipments were completed in the quarter. These were 2 lump shipments and one sinter shipment.

Stratoni

Operating Data	3 months ended September 30,		9 months ended September 30,
	2012	2011	2012	2011
Tonnes ore mined (wet)	58,591	NA	144,062	NA
Tonnes ore processed (dry)	55,911	NA	136,785	NA
Pb grade (%)	5,96%	NA	6,22%	NA
Zn grade (%)	9,69%	NA	9,74%	NA
Ag grade (g/t)	155	NA	163	NA
Tonnes of concentrate produced	14,084	NA	35,224	NA
Tonnes of concentrate sold	15,891	NA	37,281	NA
Average realized concentrate price (per tonne)	$913	NA	$899	NA
Cash Costs (per tonne of concentrate sold)	$717	NA	$679	NA
Financial Data (millions)
Revenues	$14.5	NA	$34.4	NA
Depreciation and depletion	$2.0	NA	$4.7	NA
Gross profit from mining operations	$1.2	NA	$4.4	NA
Capital expenditure on mining interests	$0.5	NA	$2.6	NA

During the third quarter, Stratoni mined 58,591 tonnes of run-of-mine ore and produced 14,084 tonnes of lead and zinc concentrate at an average cash cost of $717 per tonne of concentrate sold.  During the same period, Stratoni sold 15,891 tonnes of concentrate at an average price of $913 per tonne (4,719 tonnes of lead concentrate at an average price of $1,473 per dry metric tonne and 11,172 tonnes of zinc concentrate at an average price of $646 per dry metric tonne, minus prior period finalised sales adjustments). Stratoni operating and financial data for the 9 months period of 2012 shown in the table above reflect only operations subsequent to February 24, 2012, the date of the EGU acquisition.

Development project update

Eastern Dragon
At Eastern Dragon work continued during the quarter on the preparation of the Project Permit Approval (PPA) to be submitted to the National Development and Reform Commission (NDRC). We anticipate that the application will be submitted by the end of 2012. Construction activities have been suspended until the PPA is approved.

Tocantinzinho
The Tocantinzinho project was granted the Preliminary Environmental License (PEL) in September, an important milestone in the permitting phase. The PEL confirms the environmental feasibility of the project and allows the Company to apply for the Construction License, the final permit needed for construction to commence. Work on site was limited to environmental and hydrology field work in the immediate area, along with geotechnical drilling of the proposed road corridor. The feasibility study is well advanced and will be completed by the end of 2012.

Perama Hill
Drilling activity at the Perama site continued throughout the quarter.  Geotechnical drill holes have been drilled in the plant site to support geotechnical design analysis for civil structures and foundations.  In addition drilling in the open pit area has been carried out to obtain drill core for geotechnical analysis for pit slope stability design. Processing of the Perama Environmental Impact Assessment (EIA) application through the Ministry of Environment (MOE) continues, with a decision expected before the end of the year. Public meetings have been held in the district as prescribed by the MOE.  All indications from the government agencies remain positive towards the project.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

Olympias
Rehabilitation of the Olympias underground mine and processing plant continued during the quarter.  In the mine, 406 meters of underground access was rehabilitated or developed. Development of the tunnel linking Stratoni and Olympias progressed well during the quarter, with 108 meters of advance. Metallurgical testwork to evaluate the proposed new processing facility at Stratoni continued during the third quarter. Commissioning of the Olympias processing plant was on-going during the quarter.

Skouries
Site work at Skouries during the quarter consisted mainly of tree cutting at the plant site, construction of access roads, and earthworks for various site infrastructures.

Certej
The Environmental Permit for Certej was approved by the Regional Department of Environment during the quarter. Concentrate samples from flotation testwork were completed and shipped to Australia. These samples represent the four major ore types at Certej and will be used to do laboratory scale testing of the Albion process. This testwork will be completed by the end of 2012. Construction work advanced during the quarter on the temporary power line to site and the water pumping station on the Mures River.

Exploration update

A total of 54,300 metres of exploration drilling were completed during the quarter at our exploration projects and mine operations in Greece, Romania, Turkey, Brazil, and China.  With 132,800 meters of drilling completed year-to-date, we are on track to complete our 2012 exploration programs according to plan.

Turkey
In Turkey, drilling during the quarter continued at the Efemçukuru minesite, and commenced at Kisladag and at three reconnaissance projects (Sebin, Dolek, and Gaybular).

Exploration drilling resumed at the Kisladag minesite late in the quarter, testing conceptual targets defined by a combination of three-dimensional induced polarization/resistivity surveys, detailed ground magnetics, and soil geochemistry anomalies.  This program is directed towards identifying possible mineralized satellite intrusions to the main porphyry system.

Six drillholes were completed at the Sebin porphyry/epithermal prospect in the Pontide Belt. The project area covers a large surface alteration zone with locally anomalous copper, molybdenum and gold values, but no significant mineralization has been intersected to date in drillholes.  Drilling also began at the Dolek prospect in the Pontide Belt, and at the Gaybular project in Western Turkey.

At Efemcukuru 32 drillholes (8,440 metres) were completed on the Kestane Beleni northwest extension (KBNW), South Ore Shoot (SOS), and Kokarpinar vein targets.  At KBNW, drilling defined a new shallowly northwest-plunging lower zone of mineralization which has been traced for nearly 400 metres along strike and remains open to the northwest.  At the SOS, drilling identified high gold grades at 50 to 75 metre stepouts from previous mineralized holes. At Kokarpinar, limited drillsite availability meant that drilling was focused on shallow targets on the central and southern part of the vein. Selected drilling results are summarized in the table below:

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

Selected Q3 drilling results, Efemcukuru
Hole ID	From(m)	To (m)	Interval(m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Kestane Beleni Northwest Extension (lower zone)
KV-433	215.15	216.50	1.35	29.70	24.10	0.88	2.02
KV-444	170.86	172.58	1.72	27.46	19.61	1.61	2.23
KV-447	240.27	241.48	1.21	65.59	63.40	2.26	4.56
KV-448	183.83	186.20	2.37	7.39	37.90	2.88	1.20
South Ore Shoot (deep step-out drilling)
KV-496	223.00	224.50	1.50	4.95	3.70	0.01	0.03
KV-497	297.60	300.91	3.31	15.67	19.78	1.00	1.73
KV-501	282.50	287.20	4.70	11.80	8.00	0.02	0.03
including	286.10	287.20	1.10	44.80	26.70	0.01	0.02
Kokarpinar Vein
KV-459	222.55	227.50	4.95	6.84	(1)	(1)	(1)
KV-423	225.20	226.00	0.80	283.00	110.00	0.03	0.11
(1)	Assays not yet completed.

Greece

Drilling continued at the Piavitsa prospect, with seven holes completed and approximately 7,500 metres drilled during the quarter.  The primary target at Piavitsa is polymetallic, gold-silver rich, carbonate replacement sulfide mineralization along the Stratoni fault zone, similar to that typical of the Olympias deposit. All 23 drillholes completed in this year’s program have intersected the fault zone near the projected depth, and have cut intervals in the fault zone with some combination of massive sulfide, disseminated sulphide, or oxide material. Selected drilling results are summarized in the table below:

Selected Q3 drilling results, Piavitsa Project
Hole ID	From(m)	To (m)	Interval(m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Stratoni Fault replacement-style zones
PHG065	436.00	440.00	4.00	2.05	19.20	0.35	0.46
PHG066	207.00	210.00	3.00	9.57	18.10	0.02	0.03
PHG067A	62.00	66.00	4.00	2.12	3.50	0.02	0.05
and	81.00	83.00	2.00	5.33	4.20	0.00	0.01
PHG070	209.00	232.00	23.00	4.35	85.30	2.92	1.68
including	215.00	223.00	8.00	11.89	228.40	8.27	4.65
PHG071	160.70	168.20	7.50	1.21	14.30	0.19	0.76
PHG072	182.00	188.00	6.00	1.38	7.70	0.06	0.11
PHG073	42.00	54.00	12.00	2.21	37.00	0.44	1.70
including	48.00	52.00	4.00	4.98	49.10	0.98	3.43
PHG074	80.00	87.00	7.00	1.20	7.40	0.02	0.23
PHG076	150.00	156.70	6.70	1.80	37.10	0.90	2.76
	184.90	185.40	0.50	42.40	25.00	0.11	0.29
Hangingwall epithermal vein zones
PHG078	86.70	107.00	20.30	2.32	11.40	0.31	0.56
	142.00	164.00	22.00	1.61	3.10	0.06	0.09
	197.80	210.00	12.20	1.00	13.90	0.06	0.04

At Skouries, 17 drillholes (6,500 metres) were completed in the quarter, representing roughly half of the planned infill and confirmation programs.  Infill drillholes have documented low but consistent copper and gold grades within the in-pit inferred resource halo of the deposit including 94.0 metres at 0.3 grams per tonne gold and 0.27% copper in hole SOP-99; and 92.0 metres at 0.32 grams per tonne gold and 0.31% copper in hole SOP-100. Confirmation drillholes have intersected the intensely stockwork veined potassically-altered deposit core, with copper and gold grades similar to that predicted by the resource model.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

At the Fisoka copper-gold porphyry prospect, two holes were completed during the quarter on the northern stock, and drilling has now shifted to the untested central stock area.  The northern stock drilling further defined the shallow supergene zone outlined in previous drilling programs.

At Perama Hill geotechnical, metallurgical and infill drilling was conducted on the main deposit and infrastructure sites.   Exploration drilling of targets outside of the existing resource model and at Perama South will commence in the fourth quarter of 2012.

Romania
At the Certej deposit, drill programs were completed during the quarter in the West Pit and Link Zone target areas.  In the West Pit area, drilling tested for extensions of the high-grade Hondol and Kaiser vein systems, which were historically exploited in underground openings.   Although this drilling failed to identify continuous high-grade veins, it outlined an approximately 50 metre wide, tabular west by northwest-striking zone of lower grade material which will be further tested in 2013. The Link Zone program, targeting underdrilled areas of the deposit between the West and Main zones, was completed during the quarter with 14 holes (5,700 metres) drilled. Most of these holes intersected zones of strong gold mineralization, which has a positive impact on the deposit resource model.

China
Exploration drilling in China during the quarter included projects in the Guizhou, Jilin, and Qinghai regions.

In Guizhou, exploration drilling was conducted within the Jinfeng mining license, at the nearby Shizhu prospect, and at the Weiruo prospect (Jinluo exploration license).  At the Jinfeng deposit, exploration drilling continued to focus on the F3, F6, and F7 mineralized structures from both surface and underground drill locations.  A total of 19 holes representing approximately 5,700 metres of drilling were completed.  The surface drilling program continues to produce high grade intercepts associated with the F6 structure, with notable intercepts during the quarter including 16.0 metres at 16.49 grams per tonne gold (HDDS0275); 6.0 metres at 15.59 grams per tonne gold (also HDDS0275), and 22.0 metres at 5.14 grams per  tonne gold (HDDS0282).

In Qinghai (Tanjianshan), the Qinglongtan North and Xijingou drilling programs were completed during the quarter, with 9 drillholes and 27 drillholes respectively. At Qinglongtan North, drilling focused on previously untested areas down dip and along strike from the northern end of the previously mined deposit.  Several of these holes intersected strong mineralization, including intervals of 26.0 metres at 9.24 grams per tonne gold (QD279) and 9.1 metres at 2.68 grams per tonne gold (QD278).  These new intercepts may represent a new high grade gold zone lying beneath the known deposit, and further drill testing is planned for the fourth quarter of 2012.  At Xinjingou, step-out drilling tested for extensions to the known zones of high grade mineralization.  Notable results from this program include 11.8 metres at 11.51 grams per tonne gold (XD073); 4.0 metres at 15.79 grams per tonne gold (XD075), and 9.0 metres at 8.01 grams per tonne gold (also XD075).  Results are being compiled to determine if further drilling is justified at Xijingou.  Late in the quarter, a second phase of drilling was initiated at the Jinlonggou deposit, testing a variety of near-pit structurally-defined targets.

In the Jilin region (White Mountain), drilling was conducted at the Dongdapo, Xiaoshiren, and Zhenzhumen prospect areas.  No significant results have been obtained to date.

Brazil
No drilling was conducted during the quarter at the Tocantinzinho project.  Exploration activities focused on reconnaissance-level evaluation of the adjacent Rubens Zilio license area through systematic soil sampling and prospecting.

At the Agua Branca project (35 kilometres south of Tocantinzinho) the 2012 drilling program was concluded, with 15 drillholes during the quarter testing for along-strike extensions of the Camarao zone.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

Although the mineralized zone demonstrates continuity to the southwest, grades are erratic, and no significant wide intercepts were obtained.  Additional auger drilling, mapping, and rock sampling programs are underway to generate new drill targets at Agua Branca.

Fieldwork commenced during the quarter at the new Chapadinha project, which we are exploring under an option agreement.  The Chapadinha project covers an area with extensive garimpo workings exploiting narrow veins high gold grades.  Our work program is directed towards defining drill targets that will assess the potential of the area for a bulk-tonnage style deposit.

Quarterly results

millions (except per share amounts)
	2012	2012	2012	2011	2011	2011	2011	2010
	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter
Total revenues	$281.8	$244.2	$271.5	$303.3	$326.1	$252.6	$219.2	$213.0
Net income	$75.8	$46.6	$67.9	$88.8	$102.5	$74.9	$52.5	$45.2
Earnings per share
- basic	$0.11	$0.07	$0.11	$0.16	$0.19	$0.14	$0.10	$0.08
- diluted	$0.11	$0.07	$0.11	$0.16	$0.19	$0.14	$0.10	$0.08

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost
The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs	2012	2011	2012	2011
millions (except for gold ounces sold and cash operating cost per ounce sold)	Q3	Q3	YTD	YTD
Production costs – excluding Vila Nova and Stratoni (from consolidated income statement)	$89.1	$84.3	$244.7	$232.8
Less:
By-product credits and other adjustments	$(1.3)	$(1.3)	$(4.2)	$(3.9)
Total Cash Cost	$87.8	$83.0	$240.5	$228.9
Royalty expense and production taxes	$(11.4)	$(11.8)	$(32.2)	$(32.5)
Cash operating cost	$76.4	$71.2	$208.3	$196.4
Gold ounces sold	154,841	179,513	438,421	490,207
Total cash cost per ounce sold	$567	$463	$549	$467
Cash operating cost per ounce sold	$493	$397	$475	$401

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

Cash flow from mining operations before changes in non-cash working capital
We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Gross profit from gold mining operations
We use gross profit from gold mining operations to supplement our consolidated financial statements, and calculate it by deducting operating costs and depreciation, depletion and amortization directly attributable to gold mining operations from gross revenues directly attributable to gold mining operations.

These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $110.8 million in cash this quarter, compared to $159.7 million in the same quarter of 2011. The decrease in cash flow year-over-year was due to lower operating cash flow from our mining operations.

Capital expenditures
We invested $136.8 million in capital expenditures, mine development, mining licences and other assets this quarter.

Mine development expenditures totalled $39.5 million:
•	$5.2 million at Eastern Dragon
•	$4.1 million at Tocantinzinho
•	$2.8 million at Perama Hill
•	$14.7 million at Olympias
•	$10.6 million at Skourias (including capitalized exploration at Piavitsa and Fisoka)
•	$2.1 million at Certej

Spending at our producing mines totalled $89.9 million:
•	$26.3 million at Kisladag, mostly related to the Phase IV expansion and capitalized waste stripping
•	$25.0 million at Efemcukuru mostly on mine development and completion of start-up
•	$21.5 million at Jinfeng, mostly on underground development and waste stripping
•	$8.4 million at White Mountain, mainly related to underground mine development and tailings dam expansion
•	$8.2 million at Tanjianshan, mainly related to tailings dam expansion and sustaining capital
•	$0.5 million at Stratoni

We also spent $6.9 million on land acquisition costs in Turkey, and $0.5 million related to fixed assets for our corporate offices in Canada and China.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

Liquidity and capital resources

(millions)	September 30, 2012	December 31, 2011
Cash and cash equivalents	$271.4	$393.8
Working capital	$322.7	$408.8
Restricted collateralized accounts	$36.8	$55.4
Debt	$95.6	$81.0

Chinese regulations governing cash movements within and injected into the country require that our existing Chinese debt ($45.6 million) only be paid from cash flows generated from our Chinese operations that are party to the loans.

Cash and cash equivalents of $194.6 million are held by the Company’s operating entities in China and Turkey, where the cash was generated. No withholding tax liability has been recognized for the potential repatriation of these funds. If the cash held in these entities is repatriated by way of dividends to the parent company, withholding taxes would be due on the amounts at the rate of 10% for Turkey, and 5% to 10% for China.

Management believes that the working capital at September 30, 2012, together with future cash flows from operations, the unused portion of the HSBC revolving credit facility (discussed below), and, where appropriate, selected financing activities, is sufficient to support our planned and foreseeable commitments.

Contractual obligations
(millions)	2012	2013	2014	2015	2016 and later	Total
Debt	$14.0	$31.6	$-	$50.0	$-	$95.6
Capital leases	-	0.1	-	-	-	0.1
Operating leases	5.0	6.7	4.2	3.5	3.4	22.8
Purchase obligations	112.9	76.7	14.2	13.2	12.6	229.6
Totals	131.9	115.0	18.4	66.7	16.0	348.1

The table does not include interest on debt. Purchase obligations during the period 2013 to 2016 include $12.6 million per year in minimum payments required under iron ore railway and port handling agreements associated with Vila Nova.

As at September 30, 2012, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 11,270 dry metric tonnes of zinc concentrates and 8,329 dry metric tonnes of lead/silver concentrates cumulative through the financial year ending December 31, 2013.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (Silver Wheaton) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at September 30, 2012 approximately 4.9 million ounces of silver have been delivered of the original 15 million ounce commitment.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

In May 2012, the Company, in connection with Hellas, entered into a unsecured letter of guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of Euro50.0 million, as security for the due and proper performance of rehabilitation work committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines. The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 0.57 basis points.

Debt
Significant changes in our debt from that disclosed in our December 31, 2011 annual MD&A and consolidated financial statements are as follows:

Eastern Dragon HSBC revolving loan facility (Facility)
In February, 2012, the Facility was reviewed by the bank and was extended to November 30, 2012.  The interest rate on this loan as at September 30, 2012 was 6.16%.

As at September 30, 2012, RMB 65.0 million ($10.3 million) was outstanding on this loan.

Eastern Dragon China Mercantile Bank (CMB) line of credit loan
In January 2012, the term of the CMB line of credit loan was extended to January 2013 and the annual management fee of 10% of the interest accrued on the outstanding amount paid quarterly was removed. In addition, the floating interest rate is now adjusted monthly at the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan is collateralized by way of a restricted cash deposit as funding of the irrevocable letter of credit issued by Sino Gold to CMB. The collateral was increased in January 2012 from $52.3 million to $56.5 million. The interest rate on this loan as at September 30, 2012 was 6.00%.

In September 2012, we repaid RMB 120.0 million ($18.9 million), releasing $20.0 million of the restricted cash balance. At September 30, 2012, RMB 200.0 million ($31.5 million) remained outstanding.

Jinfeng construction loans
During the year Jinfeng made its quarterly scheduled payments totalling RMB 105.0 million ($16.6 million) on the construction loan, reducing the balance remaining to RMB 25.0 million ($3.9 million) at September 30, 2012.

HSBC revolving credit facility
In October 2011, the Company entered into a $280.0 million revolving credit facility with HSBC (“the credit facility”) and a syndicate of four other banks. The credit facility matures on October 12, 2015 and is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.  The interest rate on this loan as at September 30, 2012 was 1.97%.

The prepaid loan cost on the balance sheet relating to the credit facility as at September 30, 2012 was $2.4 million. As at September 30, 2012, $50.0 million had been drawn down on the credit facility.

Entrusted loan
In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1.9 million) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28.4 million) in September 2011, and then increased to RMB 620.0 million ($97.8 million) in September 2012. Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at September 30, 2012 was 4.59%.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

As at September 30, 2012, RMB 323.0 million ($50.9 million) had been drawn under the entrusted loan. Subsequent to September 30, 2012, an additional RMB 10.0 million ($1.6 million) was drawn under this loan. The entrusted loan has been recorded on a net settlement basis in our financial statements.

Dividends
On August 24, 2012 Eldorado paid $43.3 million (Cdn$0.06 per share) in dividends to shareholders of record. Year to date Eldorado has paid $93.1 million in dividends.

Equity
This quarter we received net proceeds of $3.4 million for issuing 623,417 common shares related to stock options and warrants being exercised. Year to date we received net proceeds of $20.3 million for issuing 3,113,626 common shares related to stock options and warrants being exercised.

We may make minor accounting adjustments to these figures before they are presented in future consolidated financial statements.

Common shares outstanding - as of October 25, 2012 - as of September 30, 2012	713,828,522 713,607,356
Share purchase options - as of October 25, 2012 (Weighted average exercise price per share: $13.70 Cdn)	15,390,693

Other information

Initial adoption of accounting policy

Revenues from the sale of concentrate are recognised when the risks and rewards of ownership have been transferred to the customer and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received.

A number of the Company’s concentrate products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. These concentrates are provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. The provisionally priced sales of concentrate contain an embedded derivative, which does not qualify for hedge accounting. These embedded derivatives are recognized at fair value through revenue until the date of final price determination. Subsequent variations in the price are recognized as revenue adjustments as they occur until the price is finalized.

New accounting developments

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the third quarter of 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2012

For accounting purposes, we acquired control of EGU on February 24, 2012. As permitted by the Sarbanes-Oxley Act and applicable Canadian Securities Commission rules related to business acquisitions, we will exclude EGU operations from our annual assessment of internal controls over financial reporting for the year ending December 31, 2012.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, may, could, would, might, will.

•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.

•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.

•	It is also subject to the risks associated with our business, including

•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our annual information form and MD&A.

•	If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

To understand our risks you should review our annual information form, which includes a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.